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                            GLOBAL BEVERAGE SOLUTIONS
                                1606 NW 23RD AVE.
                            FT. LAUDERDALE, FL 33311
                         P. 954 473-0850 F. 954 333-3941


Ms Tia Jenkins                                                September 1, 2009

Senior Assistant Chief Accountant
Office of Beverages, Apparel and Health Care Services

Dear Ms Tia,


We acknowledge that the Securities and Exchange Commission previously contacted our office by telephone and letter advising us that Lawrence Scharfman was no longer registered with the PCAOB. We had only recently signed an engagement with Mr. Scharfman with the expectation that he would commence audit of our financial statements for purposes of filing a 10K. Mr. Scharfman had not yet commenced work when we were advised of his situation.

At your request and recommendation, we prepared an 8-K advising of the fact that he was not registered and providing some detail as to the situation based on potential materiality of the fact that his registration was revoked (rather than simply lapsed). We sent a copy of the proposed 8K to him for his review, consent and agreement to issue the standard letter.

We waited until yesterday to receive written confirmation from Mr. Scharfman agreeing with and consenting to the disclosures, since, without his letter, we would have to supplement the 8-K with an amendment as soon as his letter was available. We held off filing the 8-K in good faith on the expectation that we would have his consent and avoid having to file two 8-K's since we considered this to be an expense that we would prefer not to incur if possible. We spoke with your office on the phone regarding our desire to hold off filing the 8-K to allow Mr. Scharfman an opportunity to consent in writing. Mr. Scharfman has now issued his letter and we attached it to the Form 8-K and have sent it off to be edgarized and filed. I appreciate your patience in this matter.

Sincerely,

/s/ Jerry Pearring
Jerry Pearring
Global Beverage Solutions
954 270-5309